Independent Auditors' Consent

The Board of Directors
Microware Systems Corporation

We consent to incorporation by reference in the registration statement (No.333-11061) on Form S-8 of Microware Systems Corporation of our report dated April 24, 1997, except for the last sentence of Note 5 (c) which is as of June 18, 1997, relating to the consolidated balance sheets of Microware Systems Corporation and subsidiaries as of March 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997, which report appears in the March 31, 1997 Form 10-K of Microware Systems Corporation.


                                       KPMG Peat Marwick LLP

Des Moines, Iowa
June 27, 1997



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